VIA EDGAR

July 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Kindly MD, Inc.
Revised Information Statement on Schedule 14C
Filed July 11, 2025
File No. 001-42103

Ladies and Gentlemen:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 16, 2025 (the “Staff Letter”) regarding the revised preliminary information statement on Schedule 14C filed on July 11, 2025 by KindlyMD, Inc. (the “Company”). We have reviewed the Staff Letter and provide the following responses. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced below. Transmitted herewith is a further revised Preliminary Information Statement, filed on the date hereof (File No. 001-42103).

Comments from the Staff’s Comment Letter dated July 16, 2025

Revised Information Statement on Schedule 14C submitted July 11, 2025

Risk Factors

Risks Related to Our Bitcoin Strategy and Holdings, page 20

1.	Please revise your risk factors in this section to update your discussions of recent regulatory developments related to crypto assets and to address the dismissal of the SEC’s civil enforcement actions against Coinbase, Kraken and Binance.

Response:

We respectfully acknowledge the Staff’s comment and have revised our risk factors in this section beginning on page 23 accordingly.

2.	We refer to your response to comment 3. Please add a risk factor to address the additional counterparty risks if you pursue strategies to create income streams or otherwise generate funds using your bitcoin holdings.

Response:

We respectfully acknowledge the Staff’s comment and have revised our risk factor on pages 20, 21, 24, 28, 29 and 30 accordingly.

Regulatory change reclassifying bitcoin as a security, page 29

3.	We refer to your response to prior comment 3. Please expand this risk factor or add an additional risk factor that addresses the risk that your plans to acquire minority interests in other entities could lead to your classification as an “investment company” under the Investment Company Act of 1940. In addition, please revise your disclosure in this risk factor to state that the risk is not whether bitcoin is determined to be a security but whether bitcoin is determined to be offered and sold as a security.

Response:

We respectfully acknowledge the Staff’s comment and have revised the risk factor on page 29 accordingly.

Information about Nakamoto, page 39

4.	We refer to your response to prior comment 2. Please revise to disclose your policies and procedures related to how and when you purchase bitcoin and monetize your bitcoin, including a discussion of the transaction costs related to transfers of bitcoin, your anti-money laundering, know-your-customer and other procedures you intend to implement in order to mitigate transaction risks such as whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations, and disclose whether you have or have plans to engage a liquidity provider. In addition, please revise to state the percentage of your treasury holdings that will be held as bitcoin following the completion of your merger and the acquisition of bitcoin with the proceeds from the PIPE financing and the convertible debt financing.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure beginning on pages 41 and 42 accordingly.

5.	We refer to your response to prior comment 3 and note your revised disclosure on page 42 that restrictions related to your debt obligations may hinder your ability to pursue certain aspects of your bitcoin strategy. Please revise to discuss the restrictions related to your debt obligations that will exist following the completion of the merger and how these restrictions and obligations will impact your plans for the next twelve months.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 31, 40, 42, 43 and 84 accordingly.

Bitcoin Yield Strategy, page 41

6.	Please revise to remove your reference to Microstrategy Incorporated. Your disclosure should not imply a connection between your potential business, strategy, or results and those of other cryptocurrency companies.

Response:

We respectfully acknowledge the Staff’s comment and have revised our disclosure to remove the reference to Microstrategy Incorporated on page 44.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page F-7

7.	We note your response to prior comment 5; however, we are unable to agree with your conclusion. Please revise your unaudited pro forma condensed combined statements of operations to remove the adjustment for the change in fair value of intangible assets.

Response:

We respectfully acknowledge the Staff’s comment and have revised our unaudited pro forma condensed combined statements beginning on page F-2 accordingly.

On behalf of the Company, thank you for your review of this letter. If you have any further comments or questions, please do not hesitate to contact Callie Jones of Brunson Chandler & Jones, PLLC by telephone at (801) 303-5721 or by email at callie@bcjlaw.com or Anne Peetz of Reed Smith LLP by telephone at (713) 469-3853 or by email at apeetz@reedsmith.com.

Very truly yours,

/s/ Tim Pickett
Chief Executive Officer
Kindly MD, Inc.

cc:	Callie Tempest Jones, Brunson Chandler & Jones, PLLC Lynwood Reinhardt, Reed Smith LLP Anne Peetz, Reed Smith LLP Katherine Geddes, Reed Smith LLP

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